Room 4561

Mr. Robert A. Shiver
President
PrimeCare Systems, Inc.
56 Harrison Street, Suite No. 501
New Rochelle, New York 10801

Re: **PrimeCare Systems, Inc.**
        Registration Statement on Form SB-2 filed September 29, 2006
        File No. 333-137702

Dear Mr. Shiver:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1.   We refer you to Rule 10b-17 of the Exchange Act in connection with the dividend distribution. Please advise us whether the notice pursuant to the rule was afforded.

2.   We note your alternating reference to the dividend distribution as having yet to occur such as on your prospectus cover page and having already occurred such as in your later spin-off discussion. We further note your reference in your spin-off discussion of the requirement under the share purchase agreement and distribution agreement that the dividend distribution of PrimeCare Systems occur prior to the closing of the transaction contemplated by the share purchase agreement and your disclosure that the shares of PrimeCare Systems have been deposited with Registrar and Transfer Company. Please

clarify throughout the current status of the dividend distribution. In this regard, we also note that the UraniumCore Company Form 10-KSB states in footnote 8 to the financial statements that it has "consummated a distribution agreement with it's [sic] wholly-owned subsidiary PrimeCare Systems, Inc (PrimeCare) where all of the outstanding securities of PrimeCare were distributed to the record common and preferred stockholders of the Company."

3. As noted above, the closing of the transaction contemplated by the share purchase agreement required the dividend distribution of PrimeCare Systems. It appears that the closing of the transaction has occurred and that the shares of PrimeCare Systems have been deposited to Registrar and Transfer Company to hold such shares on behalf of the UraniumCore shareholders of record as of December 29, 2005. Staff Legal Bulletin No. 4 sets forth our views as to whether a spin-off transaction would need to be registered under the Securities Act. The conditions for not having to register the spin-off transaction outlined in this Bulletin do not appear to have been met. Accordingly, it appears that the dividend distribution to such shareholders has occurred absent an effective registration statement. Please provide us your analysis as to whether such dividend distribution has occurred and, if so, whether such distribution conformed with the requirements of the Securities Act. Please also see our Staff Legal Bulletin No. 4 for additional guidance.

4. As it appears that the dividend distribution by UraniumCore of shares of PrimeCare Systems has effectively occurred by such shares transfer to Registrar and Transfer Company, please explain to us the purpose of this registration statement. It appear to us that the registration of the resale of the shares of PrimeCare Systems by the shareholders to receive such shares is the necessary transaction to be registered. Please advise and revise as appropriate.

5. It does not appear that your registration statement and prospectus has been prepared in paginated form. For the usefulness of the table of contents required pursuant to Item 501(a) of Regulation S-B and general ease of reference, please prepare your amended filing in paginated form.

Prospectus Cover Page

6. Please disclose specifically when the distribution to shareholders will occur. We note your statement that the distribution will occur after the effectiveness of the registration statement.

7. We note your statement that shareholders may be subject to income tax. Please briefly state that each UraniumCore shareholder who receives PrimeCare Systems Inc shares in the spin-off will generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date.

Prospectus Summary

What We Do

8. You reference here the share purchase agreement and distribution agreement as impetuses for the dividend distribution of PrimeCare Systems. Please briefly elaborate on the transaction represented by the share purchase agreement and the reason(s) for the transaction. Please further explain why the spin-off of PrimeCare Systems was a condition to the consummation of the share purchase agreement. We note in particular that Mr. Bobby Vavithis obtains a publicly reporting company with respect to his mining business and such business does not appear to have any relationship to your business. It is unclear in your disclosure as to the motivation for the transaction.

9. Here or elsewhere, as appropriate, please disclose that this transaction was initially contemplated in early 2005 and that you had filed a registration statement (File No. 333-124242) to effect the distribution. Discuss why you withdrew the registration statement in August 2005 and when Mr. Vavithis approached the company regarding becoming the majority shareholder of UraniumCore. Briefly discuss the business of UraniumCore post distribution. Finally, please explain the significant time lag between the December 2005 dates (including your record date) and this new registration statement filed in September 2006.

Risk Factors

We have assumed the debt and other obligations of OCG Technology…

10. Please elaborate in qualitative and quantitative terms on the contingent debt, obligations and liabilities you have assumed from UraniumCore. Please further discuss in qualitative and quantitative terms your expectations as to what "unknown and contingent liabilities" you may be subject to as a result of your assumption.

We are operating in the medical field…

11. Please clarify whether your PrimeCare v9 and related medical technology products are subject to regulation and approval by the U.S. Food and Drug Administration. We note your disclosure under Business—Governmental Regulation that neither PrimeCare v9 nor your CodeComplier require FDA filings or approval. You, however, also state that you are subject to extensive federal regulation. Please reconcile.

12.   This risk factor also discusses the regulatory risk of operating in other countries. This risk appears distinct and separate from the risk of extensive federal, state and local regulation. Please revise to provide a separate and materially complete risk discussion of operating internationally.

We rely on few products for our revenues

13.   Please expand this risk factor to discuss the risk in quantitative terms. In particular, please disclose the percentage of your historical revenue represented by PrimeCare v9 and your Fit-N-Shape Web site.

We are subject to international economic and political risks…

14.   Please expand here or discuss in a separate risk factor whether you receive or expect to receive a significant share of your revenue in foreign currency and discuss the risk posed by such exposure to foreign currency exchange fluctuations. Please also detail the share of your revenue that you derive internationally. We note that you have entered into a license agreement from which you may expect to receive revenue for sublicenses of PrimeCare v9 in Central and South America.

Description of Business

15.   We were unable to access www.primecareontheweb.com or www.yourowndoctor.com. Please explain.

Sales and Marketing

16.   Please discuss your current sales and marketing efforts with respect to your products. Please provide background to your license agreement with Telemédica, an Argentine company. In this regard, we note that Dennis Nebbe, a shareholder in PrimeCare, is a partner in Nebbe Enterprises, LLC, a majority shareholder of Telemédica.

17.   We note your discussion of your license agreement with Telemédica. Please expand your disclosure to discuss all the material terms of the agreement including whether any fees other than the initial $60,000 fee is expected under the agreement and the termination provisions of the agreement. Please also explain who retains ownership over the Spanish and Portuguese language versions of PrimeCare v9.

18.   We further note that you have filed two software license agreements as exhibits to your registration statement and both appear to relate to the Telemedica license arrangement. Please explain and, to the extent material, disclose the relationship of the two license agreements to the Telemédica license arrangement.

19.   We note your discussion of your collaborations with the University of Iowa and Dr. David Bedell under your discussion of licensing fees. Please clarify how such collaborations in developing questionnaires for PrimeCare v9 relate to licensing fees. It appears that such discussions relate to the further development of your product. Please clarify or otherwise revise.

20.   You state that you were required to obtain approval to interface with the University of Iowa's electronic medical records system. Please further elaborate on the necessary approval and discuss from where such approval was required to be obtained. We further note your statement that the interface of PrimeCare v9 with the interface has been completed. Please explain and, to the extent material, discuss whether such interface resulted in license revenue from the University of Iowa.

Outcomes Research

21.   It appears that the potential use of the data from completed questionnaires for outcomes research may raise privacy and, in particular, HIPAA concerns. Please discuss whether your potential use of such data in the manner you describe may implicate such concerns and, if so, how you plan to allay these concerns.

22.   Notwithstanding your disclosure regarding the potential use of the data in the completed questionnaires for outcomes research, please discuss any current plans you may have to expand your business into this area and any steps that you have taken to do so.

Competition

23.   With respect to any third-party statements in your prospectus including the third-party information by the Department for Health and Human Services and the Wall Street Journal presented here, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

24.   Your hyperlink here to information by the Department for Health and Human Services does not appear to work. Please advise or revise as appropriate.

25.   With respect to hyperlinks included in your registration statement, please note that in the context of a document required to be filed or delivered under the federal securities laws, we believe that when an issuer embeds a hyperlink to a Web site within the document, the issuer should always be deemed to be adopting the hyperlinked information. Please

see Sections II.A.4. and II.B.1.a. of Release No. 33-7856 for additional guidance. Please confirm your understanding of the foregoing and revise, if appropriate.

26.   Please provide us support for your statement that when compared to other competitive products PrimeCare v9 "can actually reduce the time needed to collect and organize the patient-physician encounter documentation."

The Fitness Segment

27.   Please elaborate on the basis for terminating your marketing arrangement for Denise Austin products in light of the significant revenue generated by that part of your business.

Management's Discussion and Analysis or Plan of Operation

28.   Please note that management's discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. For example, please discuss the impact on your business as a result of the discontinuation of your Denise Austin-related business. Further, you have recently acquired Earth Decision which would have a material impact on your business. Please review and revise your disclosure in light of this requirement. Please quantify the expected effects of these and other known, material trends on your future results to the extent possible. Please see Items 303(b)(1)(i) and (iv) of Regulation S-B and Section III.B.3 of Release No. 33-8350 for additional guidance.

General

29.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with your registration. See Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with your registration.

Results of PrimeCare's Operations For the Year Ended June 30, 2006…

30.   We note your discussion of your liquidity and capital resources, the dividend distribution, subsequent events and recent equity issuances under this heading for your results of operations discussion. Please advise how such discussions relate to your discussion of your results of operations. Your results of operations discussion generally should focus on the material changes from period to period of line items in your financial statements. For purposes of clarity, it appears that the aforementioned discussions should be placed separately from your results of operations discussion. We further note that having your results of operations for the year ended June 30, 2005 compared to the year ended June 30, 2004 discussion follow immediately subsequent to your results of operations for the year ended June 30, 2006 compared to the year ended June 30, 2005 discussion may better contribute to investor understanding and comprehension of your results of operation disclosure.

31.   Please elaborate on the reasons for the material changes to your results of operations. We note, for example, your disclosure that revenue from commissions decreased $8,232 between the years ended June 30, 2006 and 2005 without providing disclosure as to the cause of such decrease. We note that such causation disclosure was also not provided for your discussion of changes to your expense line items. Please review your results of operations discussion and revise to include a discussion of the causes for significant changes between the current year and the most recent preceding year. If more than one factor contributed to material changes over the reported periods, your discussion should quantify the amount of the changes contributed by each of the factors or events that you identify. See Section III.D of Release No. 33-6835 and Item 303 of Regulation S-B.

32.   We note certain significant changes to your line items in your financial statements for which no disclosure has been provided. For instance, your stock-based compensation expense increased to $256,594 from zero and your amortization expense increased to $25,406 from $13,422 between the years ended June 30, 2006 and 2005. No disclosure, however, appears to have been afforded to explain such changes. Please review your results of operations discussion and revise accordingly.

Results of Operations for the year ended June 30, 2005…

33.   Please note that you are not required to compare the earliest year for which financial statements are presented in the audited financial statements to the next preceding year that is not included in the audited financial statements. To the extent that you include such a discussion you should ensure that the amounts being discussed agree to those reflected in the audited financial statements, including the impact of discontinued operations. Revise accordingly.

Liquidity and Capital Resources

34.   We note your discussion of liquidity and capital resources includes a discussion of
        certain line items to your income statement. It appears that such discussion should more
        appropriately be had with your results of operations discussion. Please revise as
        appropriate.

35.   We note your disclosure that revenues from the license agreement with Telemédica will
        provide sufficient revenues to make you profitable. Please elaborate on your
        expectations with respect to such revenues. As the license agreement was entered into
        over a year ago on September 29, 2005, please elaborate on whether revenues have since
        been generated under this agreement other than the initial $60,000 license fee. Please
        discuss when the Spanish version of PrimeCare v9 was completed.

36.   We note your discussion of your current spending levels and your expectation that your
        current funds will be sufficient until profitability. Please elaborate on what your current
        spending levels are and how long you expect your current funds to be sufficient. Please
        also explain to us the relationship between profitability and liquidity that you form in this
        discussion. It would appear that there may be an occurrence when profitability is
        achieved, but necessary liquidity and capital resources to operate the business may not be
        at hand.

37.   We note that your balance sheet indicates a note payable to a bank for the amount of
        $19,190 as of June 30, 2006. It appears that disclosure regarding this note is necessary
        here and elsewhere as appropriate in your prospectus. It further appears that such note
        should be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(i)
        of Regulation S-B.

38.   We note your disclosure elsewhere that the shareholder notes for the aggregate amount of
        $215,700 was converted into shares of your Series A preferred stock subsequent to your
        spin-off. Please explain to us why such amount does not appear to be reflected in your
        balance sheet as of June 30, 2005. It further appears that such notes should be filed as
        exhibits to your registration statement pursuant to Item 601(b)(10)(i) of Regulation S-B.

Preferred Stock Issued

39.   With respect to your disclosure regarding your preferred stock and warrant issuances,
        please discuss when such transactions occurred and the reasons for such transactions.

Share Purchase Agreement and Distribution Agreement

40.   Please elaborate on how the shares of UraniumCore's Series F preferred stock sold to Bobby Vavithis resulted in 95.5 percent of UraniumCore's outstanding voting shares.

41.   We note your disclosure that one share of your common stock will be distributed to shareholders of UraniumCore for every one share of UraniumCore common stock held by such shareholder. Please explain how the one-to-one distribution ratio was determined. It appears that the 69,901,120 shares of your common stock held by UraniumCore equal the shares of UraniumCore common stock outstanding and issuable upon conversion of outstanding Series C preferred stock.

42.   Your disclosure here states that PrimeCare Systems assumed notes payable to shareholders of UraniumCore in the aggregate amount of $187,500. Your disclosure elsewhere, however, has indicated that such amount is $215,700. Please explain and reconcile.

43.   We further note your disclosure that PrimeCare Systems received all of the assets of UraniumCore prior to the consummation of the share purchase agreement. Please elaborate on what assets were received by you.

44.   We note the share purchase agreement that you have filed as an exhibit to the registration statement. Section 1.2 of the agreement states that the amount of $175,000 is to be transferred to Jeffersonian Inc. Please explain to us who Jeffersonian Inc. is and the reason for the transfer. We note your disclosure elsewhere that you used $175,000 of the $275,000 transferred from UraniumCore to you in connection with the share purchase agreement to pay off a third party note holder.

Management

45.   Please confirm that your disclosure conforms to the requirements of Item 401 of Regulation S-B. We note, for example, that disclosure for Edward C. Levine and Robert A. Shiver do not appear to fully account for the past five years with respect to their business experience.

Summary Compensation Table

46.   Please provide the disclosure required by Item 402(b)(2) of Regulation S-B for Mr. Shiver. In particular, it does not appear that salary and bonus disclosure has been provided as required. We also note that Mr. Levine served as your president for a portion of your fiscal year ended June 30, 2006. Accordingly, disclosure for Mr. Levine should also be provided. Please see Item 402(a)(2)(i) for additional guidance.

<u>Options Grants in Last Fiscal Year</u>

47.   We note your inclusion in this table of what appear to be options granted to officers in the last fiscal year. We also note your statement within the footnotes to the audited financial statements that you do not have an employee stock option plan. Please explain this apparent discrepancy and revise your filing accordingly.

<u>Aggregated Option Exercises in Last Fiscal Year</u>

48.   Please confirm that your disclosure here pursuant to Item 402(d) of Regulation S-B is complete. We note, for example, that none of the persons you identify appear to hold any options. Your prior disclosure of option grants in your last fiscal year appears to suggest that such persons do possess options.

<u>Security Ownership of Certain Beneficial Owners and Management</u>

49.   We note your disclosure of warrants held by certain of your officers at the end of this section. Please note that the shares underlying such warrants should be included in your determination of beneficial ownership for purposes of your tabular disclosure. Please see Item 403(b) of Regulation S-B and Rule 13d-3(d)(1)(A) under the Exchange Act for additional guidance.

<u>Certain Relationships and Related Transactions</u>

50.   We note your disclosure regarding Dennis Nebbe and his relationship to you and to the license agreement with Telemédica. Please tell us the percentage ownership that Dennis Nebbe holds in PrimeCare Systems. We further note that a "Nathan Nebbe" signed the software license agreement on behalf of Telemedica SRL in his capacity as President (exhibit 10.1). Please explain the relationship among the parties.

<u>The Spin-off</u>

51.   Please provide a brief discussion of UraniumCore's business prior to the spin-off

52.   We note your statement that "[n]o current affiliate of [UraniumCore] would be eligible for the spin-off." Please clarify whether your officers and directors will receive any shares in the spin-off.

Listing and Trading of the PrimeCare Systems, Inc. Shares

53.   We note your disclosure at the end of this discussion regarding the listing and trading of UraniumCore's shares. As the spin-off appears to have effectively occurred in December 2005, please update this disclosure to reflect the current circumstances of listing and trading of UraniumCore's shares.

Federal Income Tax Consequences

54.   Please elaborate on the basis for your statement that the spin-off transaction does not qualify as a tax-free distribution under U.S. federal tax laws.

Experts

55.   We note that Michael T. Studer CPA P.C. served as your independent accountant with respect to your financial statements for the year ended June 30, 2006.

Where You Can Find More Information

56.   Please note that we have relocated our offices to 100 F Street, NE, Washington, D.C. 20549.

Report of Independent Registered Public Accounting Firm

57.   We note that your filing includes an audit report from two separate independent registered public accounting firms. Revise your filing to include the disclosure required by Item 304 of Regulation S-B.

Statement of Operations

58.   Revise your filing to properly foot your "Total Revenues" for the fiscal year ended June 30, 2005.

59.   Tell us why you have not separately presented costs of revenues within the statement of operations. Given that the amortization of capitalized software costs relates to a software product that is marketed to others, this expense would be charged to costs of revenue, if presented. Refer to Question 17 of the FASB Staff Implementation Guidance on Applying Statement 86.

60.   Separate income statement classifications based solely on the form of consideration is not appropriate. That is, you should present the expense related to share-based payment arrangements within the same line items to which cash compensation paid to these same parties would be classified. Refer to SAB Topic 14.F. Revise accordingly.

Statements of Cash Flows

61.   We note that you have included the issuance of warrants in November 2005 within non-cash investing and financing activities. These warrants appear to have been issued for services and are also included within operating activities. Explain why you believe these warrants are appropriately presented in both sections of the statements of cash flows.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

62.   We note that in the past you relied on your former parent company to fund your operations and the PrimeCare subsidiary appears to have represented the totality of the former parent's business operations. Revise to clarify whether your historical income statements reflect all of the expenses that the parent incurred on your behalf. Refer to SAB Topic 1B1.

Note 4 – Software License Agreement and Deferred Income

63.   We note that as a result of your 10-year license agreement with Telemedica, S.R.L. you received proceeds of $60,000 and that you are "amortizing this amount to income over three years." Tell us why believe it is appropriate to recognize revenue over three years when the license agreement is over 10 years. Cite the authoritative accounting literature relied upon in your response.

Note 7 – Warrants

64.   Expand your discussion of the input variables used in your Black-Scholes calculation to include:

 ▪ the fair value of the underlying common stock and a description of the significant factors, assumptions and methodologies used in determining the fair value; and

 ▪ the method by which you determined the expected volatility and how this data complies with the requirements of paragraphs 23 and A43 to A48.

For each issuance, tell us the number of equity instruments involved, the name of the grantee, the grantee's relationship to the company and the type of services provided to you.

Item 26. Recent Sales of Unregistered Securities

65.   We note your disclosure of warrant issuances, the conversion of outstanding debt to shares of Series A preferred stock and option issuances as compensation. Such transactions constitute sales of unregistered securities that require disclosure pursuant to Item 701 of Regulation S-B. Please provide the information pursuant to Item 701 with respect to all sales of unregistered securities within the past three years.

66.   With respect to each transaction disclosed in this section, please disclose the factual basis for your reliance on Section 4(2) of the Securities Act or an exemption from registration. We further note that your current disclosure does not appear to provide all necessary information pursuant to Item 701 of Regulation S-B. For instance, your disclosure does not indicate the date that your shares were split to accommodate the spin-off. Please review your disclosure as revise as appropriate.

Item 28. Undertakings

67.   It does not appear that all necessary undertakings pursuant to Item 512 of Regulation S-B have been provided. Please revise as appropriate.

Signatures

68.   Please note that your registration statement is required to be executed by your (1) principal executive officer or officers, (2) principal financial officer and (3) controller or principal accounting officer. Please see Instructions for Signatures on Form SB-2. Please identify the officers executing in such capacity or have the necessary officers execute your registration statement.

Exhibit 5.1

69.   We note that counsel has reviewed your annual and quarterly reports in connection with their opinion. Please advise how counsel has reviewed such reports when you have yet to be registered under the Exchange Act.

70.   Please advise us why counsel's opinion addresses the validity of the 69,901,120 shares being registered under the registration statement "upon [their] issuance" when your disclosure suggests that such shares are issued and outstanding and are currently held by Registrar and Transfer Company.

<u>Consents of Independent Registered Public Accounting Firm</u>

71.   Revise your filing to include currently dated consents that refer to audit reports actually contained in your filing. For example, the consent of Michael T. Studer, CPA, P.C. refers to an audit report dated "September ___, 2005" rather than the opinion dated September 21, 2006 and the Malone & Bailey, PC consent refers to a dual-dated audit report. No such report appears in your filing, however.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

▪   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪   the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert A. Shiver
PrimeCare Systems, Inc.
October 27, 2006
Page 15

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551- 3855 or Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
       Wynne B. Stern, Jr. Esq.
       56 Harrison Street, Suite No. 501
       New Rochelle, New York 10801
       Telephone: (914) 320-9764
       Facsimile: (561) 451-1850